冠軍科技集團
CHAMPION TECHNOLOGY


03029941

3 September 2003

Securities & Exchange Commission, USA
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

(Fax: 1-202-9429624)

By fax & by mail

Re: Champion's File#82-3442

The enclosed announcement of Champion Technology Holdings Limited, whose shares are traded over-the-counter by means of American Depositary Receipts, is for your information.

Regards,

For Shirley Ha

c.c. Emi Mak, Citibank, N.A. (By e-mail only)

Encl.



CHAMPION TECHNOLOGY HOLDINGS LIMITED

(Continued in Bermuda with limited liability)

ANNOUNCEMENT
LAPSE OF LISTING APPLICATION OF Y28 INNOVATIONS

The proposed share offer of Y28 (a wholly owned subsidiary of the Company) did not materialise and its listing application lapsed on 25 August 2000.

The shareholders of the Company on the Record Date will no longer be entitled to apply for shares under the proposed share offer of Y28 on a preferential basis.

Reference is made to the announcements of Champion Technology Holdings Limited (the "Company") dated 25 February 2000 and 18 April 2000 respectively in respect of:

(i) the Company's confidential submission to The Stock Exchange of Hong Kong Limited (the "Stock Exchange") for a possible spin-off and separate listing of the shares of Y28 Innovations (formerly "Y28.COM") ("Y28"), a wholly owned subsidiary of the Company, on The Growth Enterprise Market of the Stock Exchange by way of placing and public offer of shares in Y28 (the "Proposed Share Offer"); and

(ii) the closure of register of members of the Company on 3 May 2000 (the "Record Date") for determination of the entitlement of its shareholders to apply for shares under the Proposed Share Offer on a preferential basis (the "Preferential Entitlement").

The board of directors of the Company announces that the Proposed Share Offer did not materialise and the listing application of Y28 lapsed on 25 August 2000. Accordingly the shareholders of the Company on the Record Date will no longer be entitled to the Preferential Entitlement.

The Company may relaunch the separate listing of the shares of Y28 if suitable market conditions arise. An announcement will be made when appropriate.

By Order of the Board
Paul Kan Man Lok
Chairman

Hong Kong, 29 August 2003

"Please also refer to the published version of this announcement in The Standard".